Exhibit (p)

[LETTERHEAD OF LAZARD ASSET MANAGEMENT LLC]

September 9, 2011

Board of Trustees
Lazard Multi-Strategy 1099 Fund
30 Rockefeller Plaza
New York, New York 10112-6300

To the Board of Trustees:

          In order to provide Lazard Multi-Strategy 1099 Fund (the “Fund”) with initial capital so as to enable the public offering of shares of the Fund, Lazard Asset Management LLC (“LAM”) is hereby purchasing from the Fund 3,500 common shares of beneficial interest, par value $0.001 per share, of the Fund, at a purchase price of $100.00 per share.

          LAM represents and warrants that such purchase of shares is being made for investment purposes and not with a view towards the distribution thereof; and without any present intention of selling such shares.

Very truly yours,

LAZARD ASSET MANAGEMENT LLC

By:	/s/ Gerald Mazzari

	Name:	Gerald B. Mazzari
	Title:	Managing Director